Exhibit 12.1

CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the 9 Months Ended	Fiscal Year Ended
	5/25/2018	2017	2016		2015	2014		2013
(in thousands)
Fixed Charges
Interest Expense	$12,189	$22,343	$22,702		$23,825	$23,387		$23,465
Amortization of debt expenses and discounts	1,450	8,190	4,696		5,021	4,785		4,201
Portion of rental expense which represents interest factor	511	815	1,118		1,475	1,603		1,451
Total Fixed charges	$14,150	$31,347	$28,516		$30,321	$29,775		$29,117
Earnings available for fixed charges
Pre-tax income (loss)	$105,001	$2,119	$(17,516)		$(39,802)	$(11,028)		$(46,843)
Add: Fixed charges	14,150	31,347	28,516		30,321	29,775		29,117
Total Earnings available for fixed charges	$119,151	$33,466	$11,000		$(9,481)	$18,747		$(17,726)
Ratio of earnings to fixed charges	8.42	1.07	0.39	*	— *	0.63	*	— *

*	For fiscal years 2016, 2015, 2014 and 2013, earnings were inadequate to cover fixed charges.